October 5, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Inform Worldwide Holdings, Inc., which were filed with the Commission, pursuant to Item 4 of the Form 8-K, as part of the Company’s Form 8-K report dated September 8, 2005. We agree with the statements concerning our Firm in such Form 8-K except as follows:

•	We advised the Company that material weaknesses existed relating to the preparation of accurate and timely financial statements.

Sincerely,

Ehrhardt Keefe Steiner & Hottman PC